Exhibit 4.1

AMENDED AND RESTATED

DIVIDEND REINVESTMENT PLAN

CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), has adopted an amended and restated dividend reinvestment plan (the “Plan”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s Declaration of Trust unless otherwise defined herein.

1. Participants. “Participants” are our existing shareholders and persons who receive our shares upon conversion of OP units of CBRE Operating Partnership, L.P. who elect to participate in the Plan, provided such persons meet the investor suitability and minimum purchase requirements of their states of residence.

2. Dividend Reinvestment. The Company will apply all of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s common shares to the purchase of additional common shares for such Participant. Such shares will be sold through a broker-dealer through whom the Company sold the underlying shares to which the Distributions relate in its previous offerings unless the Participant makes a new election through a different distribution channel. No sales commissions will be paid in connection with purchases under the Plan.

3. Administrator. DST Systems, Inc. will serve as the plan administrator. The plan administrator will administer the plan, keep records and will provide each Participant with purchase confirmations.

4. Procedure for Participation. Qualifying shareholders may elect to become a Participant by completing and executing an enrollment form or any other Company-approved authorization form as may be available from the plan administrator. Participation in the Plan will begin with the next Distribution payable after receipt of a Participant’s enrollment or authorization provided such notice is received more than 30 days prior to the last day of the fiscal quarter. Shares will be purchased under the Plan on the date that the Company makes a Distribution. Distributions will be paid quarterly.

5. Purchase of Shares. The Company’s board of trustees determined that the offering price for shares under the Plan will initially be $9.50 per share. In the Company’s recent public offering of common shares, the price per common share was $10.00. In the event that the Company’s board of trustees determines that the fair market value of the Company’s common shares has changed, common shares will thereafter be sold pursuant to the Plan at a price determined by the board of trustees, which price shall not be less than 95% of the fair market value of a common share on the reinvestment date (including any administrative costs paid by us on Participants’ behalf) as so determined. There is no public trading market for the Company’s common shares. The initial offering price per share may not reflect the value of the underlying assets. The selling price also may not be indicative of the price at which the shares may trade if they were listed on an exchange or of the proceeds that a shareholder may receive if the Company liquidated or dissolved. The purchase of fractional shares is a permissible, and likely, result of the reinvestment of Distributions under the Plan. Shares may be issued under the Plan until all shares registered as part of the Plan offering have been sold.

6. Investment of Distribution. The Company’s plan administrator will use the aggregate amount of distributions to all Participants for each fiscal quarter to purchase shares (including fractional shares) for the Participants. If the aggregate amount of distributions to Participants exceeds the amount necessary to purchase all shares then available for purchase, the plan administrator will purchase all available shares and will return all remaining distributions to the Participants within 30 days after the date such distributions are made. Any distributions not so invested will be returned to Participants. At this time, Participants will not have the option to make voluntary contributions to the Plan to purchase shares in excess of the amount of shares that can be purchased with their distributions. The Company’s board of trustees reserves the right, however, to amend the Plan in the future to permit voluntary contributions to the Plan by Participants, to the extent consistent with the Company’s objective of qualifying as a REIT.

7. Taxation of Distributions. The reinvestment of Distributions in the Plan does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan. Participants should be aware that, because shares purchased with reinvested dividends may be purchased at up to a 5% discount, the taxable income received by a Participant may be greater than the taxable income that would have resulted from the receipt of the dividend in cash.

8. Share Certificates. The shares issuable under the Plan shall be uncertificated until the board of trustees determines otherwise.

9. Voting of Plan Shares. In connection with any matter requiring the vote of the Company’s shareholders, each Participant will be entitled to vote all of the whole shares acquired by the Participant through the Plan. Fractional shares will not be voted.

10. Purchase Confirmations. Within 30 days after the end of each quarter, the plan administrator shall provide each Participant (or his or her designee) with (i) an individualized report on the Participant’s investment, including each dividend reinvested during the quarter, the reinvestment date(s), purchase price and number of shares purchased during the quarter and the total number of shares owned; and (ii) all material information regarding the Plan and the effect of reinvesting dividends, including the tax consequences thereof. The Company shall provide such information reasonably requested by a broker-dealer in the Plan offering in order for such broker-dealer to meet its obligation to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934.

11. Fees and Commissions. The Company shall not pay selling commissions, the dealer manager fee or the marketing support fee on shares sold under the Plan and shall not receive a fee for selling shares under the Plan. The Company will be responsible for all administrative charges and expenses charged by the plan administrator. Any interest earned on such distributions will be paid to the Company to defray certain costs relating to the Plan.

12. Termination by Participant. A Participant may terminate participation (in whole and not in part) in the Plan at any time, without penalty, by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the fiscal period to which the Distribution relates. Any transfer of shares by a Participant will terminate participation in the Plan with respect to the transferred shares. Upon termination of Plan participation, Distributions will be distributed by the plan administrator to the shareholder of record (or, if the common shares are held in street or other nominee name, then to such nominee).

13. Amendment or Termination of Plan by the Company. The board of trustees of the Company may amend or terminate the Plan for any reason upon ten days’ written notice to the Participants.

14. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities act of a state, the Company has been advised that, in the opinion of the Securities and Exchange Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

15.	Governing Law. This Plan shall be governed by the laws of the State of Maryland.